                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                                 SR TELECOM INC.
                                 ---------------
                                (Name of Issuer)

                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                    78464P208
                                 (CUSIP Number)

                                 with a copy to:

                          Ronald A. Fleming, Jr., Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 4, 2003
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

-------------------                                           ------------------
CUSIP NO. 78464P208                    13D                    PAGE 2 OF 15 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON

          LeBlanc & Royle Enterprises Inc.                   I.R.S. I.D. # N/A
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3.   SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS         OO
--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Canada

--------------------------------------------------------------------------------
NUMBER OF             7.  SOLE VOTING POWER
SHARES                        1,422,957
BENEFICIALLY              -----------------
OWNED BY              8.  SHARED VOTING POWER
EACH PERSON                       0
WITH                      -----------------
                      9.  SOLE DISPOSITIVE POWER
                              1,422,957
                          -----------------
                     10.  SHARED DISPOSITIVE POWER
                                  0
                          -----------------
--------------------------------------------------------------------------------
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON   1,422,957
--------------------------------------------------------------------------------
    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
--------------------------------------------------------------------------------
    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               13.7%
--------------------------------------------------------------------------------
    14.   TYPE OF REPORTING PERSON
                                 CO

-------------------                                           ------------------
CUSIP NO. 78464P208                    13D                    PAGE 3 OF 15 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON

          John C. Charles                                   I.R.S. I.D. # N/A
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3.   SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS         OO
--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                Canada
--------------------------------------------------------------------------------
NUMBER OF             7.  SOLE VOTING POWER
SHARES                          1,000
BENEFICIALLY              -----------------
OWNED BY              8.  SHARED VOTING POWER
EACH PERSON                   1,422,957
WITH                      -----------------
                      9.  SOLE DISPOSITIVE POWER
                                1,000
                          -----------------
                     10.  SHARED DISPOSITIVE POWER
                              1,422,957
                          -----------------
--------------------------------------------------------------------------------
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON   1,423,957
--------------------------------------------------------------------------------
    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
--------------------------------------------------------------------------------
    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               13.7%
--------------------------------------------------------------------------------
    14.   TYPE OF REPORTING PERSON
                                 IN

-------------------                                           ------------------
CUSIP NO. 78464P208                    13D                    PAGE 4 OF 15 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON

          Paul A. Dickie                                    I.R.S. I.D. # N/A
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3.   SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS          OO
--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                Canada
--------------------------------------------------------------------------------
NUMBER OF             7.  SOLE VOTING POWER
SHARES                         169,300*
BENEFICIALLY              -----------------
OWNED BY              8.  SHARED VOTING POWER
EACH PERSON                   1,422,957
WITH                      -----------------
                      9.  SOLE DISPOSITIVE POWER
                               169,300*
                          -----------------
                     10.  SHARED DISPOSITIVE POWER
                              1,422,957
                          -----------------
--------------------------------------------------------------------------------
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON   1,592,257*
--------------------------------------------------------------------------------
    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
--------------------------------------------------------------------------------
    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               15.3%
--------------------------------------------------------------------------------
    14.   TYPE OF REPORTING PERSON
                                 IN

* Includes 500 shares of common stock underlying options of which 300 are immediately exercisable.

-------------------                                           ------------------
CUSIP NO. 78464P208                    13D                    PAGE 5 OF 15 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON

          Nancy E. McGee                                    I.R.S. I.D. # N/A
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3.   SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS         OO
--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                Canada
--------------------------------------------------------------------------------
NUMBER OF             7.  SOLE VOTING POWER
SHARES                         62,500*
BENEFICIALLY              -----------------
OWNED BY              8.  SHARED VOTING POWER
EACH PERSON                   1,422,957
WITH                      -----------------
                      9.  SOLE DISPOSITIVE POWER
                               62,500*
                          -----------------
                     10.  SHARED DISPOSITIVE POWER
                              1,422,957
                          -----------------
--------------------------------------------------------------------------------
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON   1,485,457*
--------------------------------------------------------------------------------
    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
--------------------------------------------------------------------------------
    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                14.2%
--------------------------------------------------------------------------------
    14.   TYPE OF REPORTING PERSON
                                 IN

* Includes 500 shares of common stock underlying options of which 300 are immediately exercisable.

-------------------                                           ------------------
CUSIP NO. 78464P208                    13D                    PAGE 6 OF 15 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON

          George E. Patton                                  I.R.S. I.D. # N/A
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3.   SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS        OO
--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                Canada
--------------------------------------------------------------------------------
NUMBER OF             7.  SOLE VOTING POWER
SHARES                         103,000
BENEFICIALLY              -----------------
OWNED BY              8.  SHARED VOTING POWER
EACH PERSON                   1,422,957
WITH                      -----------------
                      9.  SOLE DISPOSITIVE POWER
                               103,000
                          -----------------
                     10.  SHARED DISPOSITIVE POWER
                              1,422,957
                          -----------------
--------------------------------------------------------------------------------
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON   1,526,057
--------------------------------------------------------------------------------
    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
--------------------------------------------------------------------------------
    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               14.6%
--------------------------------------------------------------------------------
    14.   TYPE OF REPORTING PERSON
                                 IN

-------------------                                           ------------------
CUSIP NO. 78464P208               13D                         PAGE 7 OF 15 PAGES
-------------------                                           ------------------




Item 1.        Security and Issuer.
               -------------------

               This statement on Schedule 13D relates to the Common Stock, no par value (the "Shares"), of SR Telecom Inc., a corporation organized under the Canada Business Corporations Act (the "Issuer"). The principal executive offices of the Issuer are located at 8150 Trans-Canada Highway, Montreal, Quebec, Canada H4S 1M5.

Item 2.        Identity and Background.
               -----------------------

               (a) - (c), (f)This statement is being filed by the following corporation and individuals (the "Filing Parties"):

               1. LeBlanc & Royle Enterprises Inc. ("LeBlanc & Royle") is a Canadian privately-held holding company that owns, manages, invests in and provides consulting services to telecommunications-related businesses. The address of the principal executive offices and principal business of LeBlanc & Royle is 4903-47th Street, P.O. Box 2316, Yellowknife, Northwest Territories X1A 2P7.

               2. John C. Charles. Mr. Charles's principal occupation is as a Managing Director of LeBlanc & Royle. His principal business address is 75 Navy Street, Suite 300, Oakville, Ontario L6J 2Z1.


               3. Paul A. Dickie. Mr. Dickie's principal occupation is as a Managing Director of LeBlanc & Royle. His principal business address is 75 Navy Street, Suite 300, Oakville, Ontario L6J 2Z1.


               4. Nancy E. McGee. Ms. McGee's principal occupation is as a Managing Director of LeBlanc & Royle. Her principal business address is 75 Navy Street, Suite 300, Oakville, Ontario L6J 2Z1.


               5. George E. Patton. Ms. McGee's principal occupation is as a Managing Director of LeBlanc & Royle. His principal business address is 75 Navy Street, Suite 300, Oakville, Ontario L6J 2Z1.

               (d) - (e) During the past five years, none of the Filing Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

-------------------                                           ------------------
CUSIP NO. 78464P208               13D                         PAGE 8 OF 15 PAGES
-------------------                                           ------------------


               During the past five years, none of the Filing Parties was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

               Each of the individuals listed in this Item 2 hereto is a citizen of Canada.


Item 3.        Source and Amount of Funds or Other Consideration.
               --------------------------------------------------

               On August 25, 2003, the Issuer's Registration Statement on Form 8-A filed under the Securities Exchange Act of 1934 with respect to the Shares of the Issuer became effective and the Shares began trading on the Nasdaq National Market on September 3, 2003.

               On September 3, 2003, Paul A. Dickie purchased 1,000 Shares in an open market transaction on the Nasdaq National Market at an average cost of 5.45 U.S. dollars per share. Mr. Dickie used personal funds for the purchase.


               On September 5, 2003, Nancy E. McGee purchased 2,000 Shares in an open market transaction on the Toronto Stock Exchange at an average cost of 7.10 Canadian dollars per share (equivalent to 5.18 U.S. dollars per share at the Federal Reserve Bank of New York Noon Buying Rate for September 5, 2003). Ms. McGee used personal funds for the purchase.


Item 4.        Purpose of Transaction.
               ----------------------

               Paul A. Dickie and Nancy E. McGee have acquired the Shares listed in Item 3 for investment purposes. The Shares previously acquired and beneficially owned by each of the Filing Parties were acquired for investment purposes from time to time. Each of the Filing Parties may from time to time acquire additional Shares or dispose of some or all of its Shares. From time to time, each of the Filing Parties has engaged in discussions with the Issuer and its officers, directors, and other significant shareholders relating to the Issuer's policies, management, directors, business, operations, financial condition, strategies and other developments, and each of the Filing Parties intends to engage in such discussions in the future.

               (a)-(j) The Filing Parties do not currently have any plans or proposals which would result in any of the following:

               1. The acquisition by any person of additional Shares or the disposition of Shares;

               2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

-------------------                                           ------------------
CUSIP NO. 78464P208               13D                         PAGE 9 OF 15 PAGES
-------------------                                           ------------------


               3. A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

               4. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

               5. Any material change in the present capitalization or dividend policy of the Issuer;

               6. Any other material change in the Issuer's business or corporate structure;

               7. Change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               8. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

               10. Any action similar to any of those enumerated above.


Item 5.        Interest in Securities of the Issuer.
               ------------------------------------

               (a) - (b)

               1. As of the date hereof, LeBlanc & Royle owns 1,422,957 Shares, or approximately 13.7% of the 10,422,291 Shares outstanding as of September 4, 2003 (the "Outstanding Shares"). LeBlanc & Royle has the sole power to vote and to dispose of such Shares.

               2. As of the date hereof, John C. Charles beneficially owns 1,000 Shares or approximately 0.01% of the Outstanding Shares. Mr. Charles has the sole power to vote and dispose of such Shares. In addition, by virtue of his position as a Managing Director of LeBlanc & Royle, Mr. Charles may be deemed to beneficially own the Shares referenced in paragraph 1 above. Mr. Charles disclaims beneficial ownership of such Shares.

               3. As of the date hereof, Paul A. Dickie beneficially owns 169,300 Shares (including 500 Shares underlying options of which 300 are immediately exercisable options) or approximately 1.6% of the Outstanding Shares. Mr. Dickie has the sole power to vote and dispose of such Shares. In addition, by virtue of his position as a Managing Director of LeBlanc & Royle, Mr. Dickie may be deemed to beneficially own the Shares referenced in paragraph 1 above. Mr. Dickie disclaims beneficial ownership of such Shares.

-------------------                                          -------------------
CUSIP NO. 78464P208               13D                        PAGE 10 OF 15 PAGES
-------------------                                          -------------------


               4. As of the date hereof, Nancy E. McGee beneficially owns 62,500 Shares (including 500 Shares underlying options of which 300 are immediately exercisable options) or approximately 0.6% of the Outstanding Shares. Ms. McGee has the sole power to vote and dispose of such Shares. In addition, by virtue of her position as a Managing Director of LeBlanc & Royle, Ms. McGee may be deemed to beneficially own the Shares referenced in paragraph 1 above. Ms. McGee disclaims beneficial ownership of such Shares.

               5. As of the date hereof, George E. Patton beneficially owns 103,100 Shares or approximately 1.0% of the Outstanding Shares. Mr. Patton has the sole power to vote and dispose of such Shares. In addition, by virtue of his position as a Managing Director of LeBlanc & Royle, Mr. Patton may be deemed to beneficially own the Shares referenced in paragraph 1 above. Mr. Patton disclaims beneficial ownership of such Shares.

               (c) Except as set forth below, none of the Filing Parties has purchased any Shares during the past 60 days:


                                                                            Approximate Price
    Filing Party                                                                Per Share               Description of
  Acquiring Shares           Date            Amount of Shares          (exclusive of commissions)        Transaction
  ----------------           ----            ----------------          --------------------------    --------------------
Paul A. Dickie            09/03/2003              1,000                             US$5.45          Open market purchase

Nancy E. McGee            09/05/2003              2,000                            CDN$7.10*         Open market purchase


* Equivalent to US$5.18 per share at the Federal Reserve Bank of New York Noon Buying Rate for September 5, 2003.

    (d) No other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Parties.

    (e)   Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships with
          -------------------------------------------------------------
Respect to Securities of the Issuer.
------------------------------------

               Neither the Filing Parties has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

-------------------                                          -------------------
CUSIP NO. 78464P208               13D                        PAGE 11 OF 15 PAGES
-------------------                                          -------------------


Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          Exhibit A --Joint Filing Agreement dated as of September 17, 2003 by and among LeBlanc & Royle Enterprises Inc., John C. Charles, Paul A. Dickie, Nancy E. McGee and George E. Patton.

-------------------                                          -------------------
CUSIP NO. 78464P208               13D                        PAGE 12 OF 15 PAGES
-------------------                                          -------------------


                                    SIGNATURE

               Each of the following certifies that the information set forth in this statement is true, complete and correct after reasonable inquiry and to the best of its knowledge and belief.

Dated:         September 17, 2003

                                                LEBLANC & ROYLE ENTERPRISES INC.



                                                By: /s/ Paul A. Dickie
                                                    ----------------------------
                                                    Name: Paul A. Dickie
                                                    Title: Managing Director



                                                    /s/ John C. Charles
                                                --------------------------------
                                                         John C. Charles



                                                   /s/ Paul A. Dickie
                                                --------------------------------
                                                          Paul A. Dickie



                                                   /s/ Nancy E. McGee
                                                --------------------------------
                                                          Nancy E. McGee



                                                   /s/ George E. Patton
                                                --------------------------------
                                                         George E. Patton

-------------------                                          -------------------
CUSIP NO. 78464P208               13D                        PAGE 13 OF 15 PAGES
-------------------                                          -------------------



                                  Exhibit Index

Name of Exhibit

A. Joint Filing Agreement dated as of September 17, 2003 by and among LeBlanc & Royle Enterprises Inc., John C. Charles, Paul A. Dickie, Nancy E. McGee and George E. Patton.